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Exhibit 12

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS

LEVEL 3 COMMUNICATIONS, INC.

	Fiscal Year Ended
	2005	2004	2003	2002	2001
Loss from
Continuing Operations Before Taxes	$(679)	$(452)	$(754)	$(973)	$(4,351)
(Earnings) Losses of Equity Investees	—	—	(3)	(13)	(16)
Interest on Debt, Net of Capitalized Interest	530	485	567	560	646
Amortization of Capitalized Interest	68	68	68	68	68
Interest Expense Portion of Rental Expense	26	30	34	22	19

Earnings (Losses) Available for Fixed Charges	$(55)	$131	$(88)	$(336)	$(3,634)

Interest on Debt	$530	$485	$567	$560	$703
Preferred Dividends	—	—	—	—	—
Interest Expense Portion of Rental Expense	26	30	34	22	19

Total Fixed Charges	$556	$515	$601	$582	$722

Ratio of Earnings to Fixed Charges	—	—	—	—	—

Deficiency	$(611)	$(384)	$(689)	$(918)	$(4,356)

**
The computation for 2004 - 2001 have been restated to reflect the results of (i)Structure, which was sold in November 2005, as discontinued operations.

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STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS